NO ACT

PE
1-24-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025180

January 25, 2012

Charles K. Ruck
Latham & Watkins LLP
charles.ruck@lw.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-25-12

Re: Amgen Inc.

Dear Mr. Ruck:

This is in regard to your letter dated January 24, 2012 concerning the shareholder proposal submitted by Jovita Carpenter for inclusion in Amgen's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Amgen will include the proponent's revised proposal in its proxy materials and that Amgen therefore withdraws its January 12, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Charles Kwon
Special Counsel

cc: Jared S. Goodman
PETA Foundation
JaredG@petaf.org

650 Town Center Drive, 20th Floor
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Tel: +1.714.540.1235 Fax: +1.714.755.8290
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January 24, 2012

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Amgen Inc. – Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal of Ms. Jovita Carpenter

On January 12, 2012, a letter (the "No-Action Request Letter") was submitted on behalf of Amgen Inc. (the "Company") under Rule 14a-(j) of the Securities and Exchange Act of 1934, as amended, requesting that the Division of Corporation Finance staff not recommend that enforcement action be taken by the Securities and Exchange Commission against the Company if the Company excludes the stockholder proposal submitted on December 1, 2011 by Ms. Jovita Carpenter, naming the People for the Ethical Treatment of Animals Foundation as her designated representative (the "Representative").

Based upon further correspondence between the Company and the Representative, the Company hereby withdraws the No-Action Request Letter. The Company has accepted a revised proposal (the "Revised Proposal") from the Representative, which is attached hereto at Exhibit A. The Company intends to include the Revised Proposal in the proxy materials for the Company's 2012 Annual Meeting of Stockholders. Please do not hesitate to contact me at (714) 755-8245 or via email at charles.ruck@lw.com. Please acknowledge receipt of this letter by return email. Thank you for your attention to this matter.

Sincerely,

Charles K. Ruck
of Latham & Watkins LLP

cc: Charles Kwon, Securities and Exchange Commission
Jared S. Goodman, PETA
David Scott, Amgen Inc.
Andrea Robinson, Amgen Inc.

EXHIBIT A

Revised Proposal

TRANSPARENCY IN ANIMAL USE

RESOLVED, that the Board is requested to issue an annual report to shareholders detailing measures taken to ensure that Amgen's animal experimentation oversight committee functions properly with regard to the use of animals in painful and lethal experiments, procedures to ensure appropriate animal care in-house and at contract laboratories, and specifics on how Amgen uses animals and plans to promote alternatives to animal use.

Supporting Statement:

Our Company posts a number of public policies on its website.[1] Our environmental policy, for example, provides specific data on compliance issues, energy use,[2] and conservation targets. Goals for fuel efficiency, recycling, and waste reduction are clearly articulated.[3] Environmental notices of violations are reported.[4]

In contrast, our Company's animal testing policy is composed solely of generic statements and provides no specific information.[5] Unlike other international companies,[6] it does not provide details such as animal use numbers or specific efforts to incorporate replacement methods.

Publicly available government documents show that our Company's animal experimentation oversight committee—required by law to review experiments and ensure compliance with applicable laws—is not functioning properly. This committee is the animals' last line of defense, yet it is not scrutinizing our Company's animal use as required.

Of the thousands of animals used in the past four years by our Company, a staggering 64% were used in painful experiments. In 2011, our Company's oversight committee was cited for failing to properly oversee painful and invasive experiments that involved exposing animals' blood vessels and inserting tubes into them. It was also cited for failing to review significant changes to experimental protocols involving dogs.[7]

Our Company states that it "exercises diligent animal welfare oversight for sponsored work at contract research organizations." Yet in one contract laboratory used by our Company, Covance, Inc., an undercover investigator videotaped workers striking primates and throwing them against cages. Primates circled frantically in their cages, pulled out their hair, and chewed at their own flesh.[8]

In another instance, a primate became trapped in his cage bars, unable to reach food or water for days, while others suffered frostbite from inadequate weather protection. The

---

[1] http://www.amgen.com/about/corporate_compliance html.
[2] http://www.amgen.com/about/environment/performance html.
[3] http://www.amgen.com/about/environment/targets html.
[4] http://www.amgen.com/about/environment/compliance.html.
[5] http://www.amgen.com/science/ethical_research.html.
[6] http://www.novonordisk.com/science/bioethics/animal_ethics.asp.
[7] http://www.aphis.usda.gov/animal_welfare/efoia/index.shtml.
[8] http://www.covancecruelty.com.

government has cited and fined Covance for improper care and failure to provide pain relief to suffering animals.

Given that 92% of drugs deemed safe and effective when tested on animals fail in human clinical trials and that, of the remaining 8%, half are later relabeled or withdrawn due to unanticipated, severe adverse effects, there is a also a clear scientific imperative for improving how our Company's products are tested.

Our Company must incorporate recommendations from the National Academy of Sciences to use recent scientific advances to "transform toxicity testing from a system based on whole-animal testing to one founded primarily on *in vitro* [non-animal] methods."[9] These approaches will improve efficiency and predictivity to humans, and reduce animal use and suffering as well as cost.

We urge shareholders to vote **FOR** this proposal.

---

[9] *Toxicity Testing in the 21st Century: A Vision and a Strategy* (NRC 2007).

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

LATHAM&WATKINS LLP

January 17, 2012

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Amgen Inc. – Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal of Ms. Jovita Carpenter

On January 12, 2012, a letter (the "No-Action Request Letter") was submitted on behalf of Amgen Inc. (the "Company") under Rule 14a-(j) of the Securities and Exchange Act of 1934, as amended, requesting that the Division of Corporation Finance staff not recommend that enforcement action be taken by the Securities and Exchange Commission against the Company if the Company excludes the stockholder proposal submitted on December 1, 2011 by Mr. Jovita Carpenter, naming the People for the Ethical Treatment of Animals Foundation as her designated representative (the "Representative").

Based upon further correspondence between the Company and the Representative, the Company hereby withdraws the No-Action Request Letter. Please do not hesitate to contact me at (714) 755-8245 or by email at charles.ruck@lw.com. Please acknowledge receipt of this letter by return email. Thank you for your attention to this matter.

Sincerely,

Charles K. Ruck
of Latham & Watkins LLP

cc: Jared S. Goodman, PETA
David Scott, Amgen Inc.
Andrea Robinson, Amgen Inc.

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

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Washington, D.C.

January 12, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Amgen Inc. — Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Amgen Inc., a Delaware corporation (the "Company"), is filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a stockholder proposal from the proxy materials for the Company's 2012 Annual Meeting of Stockholders (the "2012 Proxy Materials"). Ms. Jovita Carpenter (the "Proponent"), naming the People for the Ethical Treatment of Animals Foundation as her designated representative (the "Representative"), submitted a stockholder proposal on December 1, 2011 (the "Proposal"). A copy of the Proponent's letter, the Proposal, and broker letter from McAdams Wright Ragen Incorporated ("McAdams") is attached hereto as Exhibit A.

The Company respectfully requests that the Commission's Division of Corporation Finance staff (the "Staff") not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal from its 2012 Proxy Materials for the reasons set forth in detail below.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), the Company is transmitting this letter by email to the Staff at shareholderproposals@sec.gov. The Company is also sending a copy of this letter to the Representative at the email address provided; Ms. Carpenter did not provide her contact information. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2012 Proxy Materials with the Commission.

LATHAM&WATKINS LLP

I. BACKGROUND

On December 1, 2011, the Company received the Proposal. The Proponent included a broker letter with the Proposal dated December 1, 2011 from McAdams (the "Broker Letter") stating that McAdams "holds 200 shares of Amgen Inc. common stock on behalf of our client, Jovita Carpenter. Ms. Carpenter acquired these shares on May 12, 2010 and has held them continuously for a period of one year prior to the date on which her shareholder proposal is being submitted."

The Company has confirmed that the Proponent is not a shareholder of record. On December 5, 2011, in accordance with Rule 14a-8(f)(1), the Company sent a letter (the "Deficiency Letter") via United Parcel Service, facsimile and email to the Representative requesting a written statement from the "record" holder of the Proponent's shares verifying that, at the time the Proposal was submitted, the Proponent held the shares of the Company's stock for at least one year. The Deficiency Letter also advised the Proponent that pursuant to Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), only Depository Trust Company ("DTC") participants are viewed as "record" holders for purposes of Rule 14a-8(b)(2)(i) and that McAdams is not a DTC participant, and therefore, the Broker Letter does not satisfy the proof of ownership verification requirements of Rule 14a-8(b)(2)(i). The Deficiency Letter further advised the Proponent that such written statement must be submitted to the Company within 14 calendar days of the Proponent's receipt of the Deficiency Letter. A copy of the Deficiency Letter is attached hereto as Exhibit B.

As of the date of submission of this letter, the Company has not received any further correspondence from the Proponent.

II. BASIS FOR EXCLUSION

Rule 14a-8(f)(1) and Rule 14a-8(b)(2) – The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply a Written Statement from the Record Holder of the Proponent's Shares Pursuant to Rule 14a-8(b)(2).

Rule 14a-8(b)(2) provides that in submitting a proposal, if a shareholder is not a registered holder of the securities, he or she must provide proof of beneficial ownership of the securities to the company in one of two ways. The first manner of proof is to submit to the company a written statement from the "record" holder of his or her securities verifying that, at the time the proposal was submitted, the shareholder continuously held the securities for at least one year. The second manner of proof is to submit to the company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, filed with the Commission reflecting ownership of the securities for the one-year period as of the date of the statement. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b)(2), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Broker Letter submitted by the Proponent fails to satisfy the requirements of Rule 14a-8(b)(2)(i). Pursuant to the rule, the Proponent was required to submit a written statement from the "record" holder of the Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal from December 1, 2010 (one year prior to the date of submission) through December 1, 2011 (the date of submission). SLB 14F specifically states that the Staff "will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC."

McAdams is not a DTC participant. Pursuant to the Staff's guidance in Section B.3 of SLB 14F, in the event that the Proponent's broker is not on the DTC participant list, the Proponent "will need to obtain proof of ownership from the DTC participant through which the securities are held," which at the very least should be a letter "from the DTC participant confirming the broker or bank's ownership [of the shares of the Company's common stock]." However, despite the Company's request, the Proponent has not provided a written statement from a DTC participant verifying McAdams's ownership of any shares of the Company's common stock for the one-year period ending December 1, 2011, the date on which the Proposal was submitted.

Section B.3 of SLB 14F states that the Staff "will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin." The Deficiency Letter provided by the Company to the Proponent described the required proof of ownership in a manner consistent with the guidance of SLB 14F. Specifically, the Deficiency Letter provided the Representative with (i) a copy of SLB 14F, (ii) a description of the Staff's guidance in SLB 14F that only DTC participants are viewed as "record" holders for purposes of Rule 14a-8(b)(2)(i), (iii) an explanation that McAdams is not a DTC participant, (iv) notice that the Broker Letter did not satisfy the proof of ownership verification requirements of Rule 14a-8(b)(2)(i) and (v) instruction that the defect in the proof of ownership provided must be cured within 14 calendar days, and if the defect is not timely cured, the Company would exclude the Proposal from the 2012 Proxy Materials.

The Proponent failed to respond within the 14 calendar day response deadline, as required by Rule 14a-8(f)(1). Any further verification the Representative or Proponent might now submit would be untimely under the Commission's rules. Therefore, the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by the Company.[1]

---

[1] In addition, the Proposal was not drafted as a request of, or as a recommendation to, the Company's Board of Directors and therefore may be excluded pursuant to Rule 14a-8(i)(1). The Proposal mandates action by the Company's Board of Directors. If adopted, the Proposal would require the Company to issue an annual compliance report, which, under the DGCL, falls within the scope of the powers of the Company's Board of Directors. As such, it is also excludable under the Staff's consistent policy of excluding shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to the board of directors under state law. See *Bank of America Corporation* (February 24,

LATHAM&WATKINS LLP

III. CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action be taken by the Commission against the Company if the Company excludes the Proposal from the 2012 Proxy Materials. We would be happy to provide any additional information and answer any questions that the Staff may have regarding this submission.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (714) 755-8245 or via email charles.ruck@lw.com. Please acknowledge receipt of this letter by return email. Thank you for your attention to this matter.

Sincerely,

Charles K. Ruck
of Latham & Watkins LLP

cc: Jared S. Goodman, PETA
David Scott, Amgen Inc.
Andrea Robinson, Amgen Inc.

(enclosures)

2010); *MGM MIRAGE* (February 6, 2008); *Cisco Systems, Inc.* (July 29, 2005); *Constellation Energy Group, Inc.* (March 2,2004); *Philips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); *and AMERCO* (July 21,2000).

Exhibit A

Proponent's letter, the Proposal and Broker Letter

Jared S. Goodman
Counsel
(202) 540-2204
JaredG@petaf.org

December 1, 2011

VIA UPS NEXT DAY AIR AND E-MAIL

David J. Scott
Secretary
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320

Re: Shareholder Resolution for Inclusion in the 2012 Proxy Materials

Dear Mr. Scott:

Enclosed with this letter, please find a Shareholder Proposal sponsored by Jovita Carpenter and submitted for inclusion in the proxy materials for the 2012 annual meeting. Also enclosed is a letter from Ms. Carpenter designating me as her authorized representative, along with her broker's letter certifying requisite ownership of the company's stock.

If you need any further information, please do not hesitate to contact me.

Very truly yours,

Jared S. Goodman
Counsel

Enclosures

RECEIVED
DEC - 2 2011
DAVID J. SCOTT

PeTA
FOUNDATION

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS FOUNDATION

501 FRONT ST.
NORFOLK, VA 23510
TEL 757-622-7382
FAX 757-628-0786
E-MAIL info@fsap.org

528 GRAND AVE.
OAKLAND, CA 94610
TEL 510-763-7382
FAX 510-763-7399
E-MAIL info@fsap.org

PETA FOUNDATION IS AN OPERATING NAME OF THE FOUNDATION TO SUPPORT ANIMAL PROTECTION

December 1, 2011

David J. Scott
Secretary
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320

Re: Shareholder Resolution for Inclusion in the 2012 Proxy Materials

Dear Mr. Scott:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for Amgen Inc.'s 2012 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2012 annual meeting of shareholders.

Please communicate with my authorized representative Jared S. Goodman if you need any further information. Mr. Goodman can be reached at Jared S. Goodman, PETA Foundation, 1536 16th St. NW, Washington, DC 20036, by telephone at (202) 540-2204, or by e-mail at JaredG@PetaF.org.

Very truly yours,

Jovita Carpenter

Jovita Carpenter

Enclosures

cc: Jared S. Goodman

McAdams Wright Ragen
INCORPORATED

December 1, 2011

David J. Scott
Secretary
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320

Re: Shareholder Resolution for Inclusion in the 2012 Proxy Materials

Dear Mr. Scott:

This firm holds 200 shares of Amgen Inc. common stock on behalf of our client, Jovita Carpenter. Ms. Carpenter acquired these shares on May 12, 2010 and has held them continuously for a period of one year prior to the date on which her shareholder proposal is being submitted.

If you have any further questions, please do not hesitate to contact me.

Very truly yours,

William H. Strong
McAdams Wright Ragen
206-493-1673

Brokers & Investment Advisors
925 Fourth Avenue
Suite 3900
Seattle, WA 98104-1115
Tel. 206.664.8850
Fax 206.470.3512
Member SIPC

TRANSPARENCY IN ANIMAL USE

RESOLVED, that the Board issue an annual report to shareholders detailing measures taken to ensure that Amgen's animal experimentation oversight committee functions properly with regard to the use of animals in painful and lethal experiments, procedures to ensure appropriate animal care in-house and at contract laboratories, and specifics on how Amgen uses animals and plans to promote alternatives to animal use.

Supporting Statement:

Our Company posts a number of public policies on its website.[1] Our environmental policy, for example, provides specific data on compliance issues, energy use,[2] and conservation targets. Goals for fuel efficiency, recycling, and waste reduction are clearly articulated.[3] Environmental notices of violations are reported.[4]

In contrast, our Company's animal testing policy is composed solely of generic statements and provides no specific information.[5] Unlike other international companies,[6] it does not provide details such as animal use numbers or specific efforts to incorporate replacement methods.

Publicly available government documents show that our Company's animal experimentation oversight committee—required by law to review experiments and ensure compliance with applicable laws—is not functioning properly. This committee is the animals' last line of defense, yet it is not scrutinizing our Company's animal use as required.

Of the thousands of animals used in the past four years by our Company, a staggering 64% were used in painful experiments. In 2011, our Company's oversight committee was cited for failing to properly oversee painful and invasive experiments that involved exposing animals' blood vessels and inserting tubes into them. It was also cited for failing to review significant changes to experimental protocols involving dogs.

Our Company states that it "exercises diligent animal welfare oversight for sponsored work at contract research organizations." Yet in one contract laboratory used by our Company, Covance, Inc., an undercover investigator videotaped workers striking primates and throwing them against cages. Primates circled frantically in their cages, pulled out their hair, and chewed at their own flesh.[7]

In another instance, a primate became trapped in his cage bars, unable to reach food or water for days, while others suffered frostbite from inadequate weather protection. The

---

[1] http://www.amgen.com/about/corporate_compliance.html
[2] http://www.amgen.com/about/environment/performance.html
[3] http://www.amgen.com/about/environment/targets.html
[4] http://www.amgen.com/about/environment/compliance.html
[5] http://www.amgen.com/science/ethical_research.html
[6] http://www.novonordisk.com/science/bioethics/animal_ethics.asp
[7] http://www.covancecruelty.com

government has cited and fined Covance for improper care and failure to provide pain relief to suffering animals.

Given that 92% of drugs deemed safe and effective when tested on animals fail in human clinical trials and that, of the remaining 8%, half are later relabeled or withdrawn due to unanticipated, severe adverse effects, there is also a clear scientific imperative for improving how our Company's products are tested.[8]

Our Company must incorporate recommendations from the National Academy of Sciences to use recent scientific advances to "transform toxicity testing from a system based on whole-animal testing to one founded primarily on *in vitro* [non-animal] methods."[9] These approaches will improve efficiency and predictivity to humans, and reduce animal use and suffering as well as cost.

We urge shareholders to vote **FOR** this proposal.

---

[8] FDA Commissioner: http://www.fda.gov/oc/speeches/2006/fdateleconference0112.html

[9] *Toxicity Testing in the 21st Century: A Vision and a Strategy* (NRC 2007)

Exhibit B

Deficiency Letter

Andrea A. Robinson
Associate General Counsel

AMGEN

Amgen
One Amgen Center Drive
Thousand Oaks CA 91320-1799
805.447.1000
Direct Dial 805.447.4734
Fax:805.499.6751
E-mail robinson@amgen.com

VIA UNITED PARCEL SERVICE, FACSIMILE (757-628-0786) & EMAIL

December 5, 2011

Mr. Jared S. Goodman
Counsel
PETA Foundation
1536 16th Street, N.W.
Washington D.C. 20036

Re: Rule 14a-8 Proposal

Dear Mr. Goodman:

We are in receipt of the Rule 14a-8 proposal sponsored by Ms. Jovita Carpenter for inclusion in Amgen Inc.'s 2012 proxy statement. This notice is to inform you that we have not received verification of eligibility and have not been able to establish Ms. Carpenter's eligibility to submit a proposal under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the Securities and Exchange Commission ("SEC"). Ms. Carpenter has an opportunity to cure the deficiency as described below.

In order to submit a proposal, Rule 14a-8(b) requires the stockholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the Securities Exchange Commission reflecting ownership of the shares as of or before the one-year eligibility period.

SEC Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F") provides that only Depository Trust Company ("DTC") participants are viewed as "record" holders of securities for Rule 14a-8(b)(2)(i) purposes. McAdams Wright Ragen, Incorporated is not a DTC participant and, accordingly, the written statement dated December 1, 2011 provided by McAdams Wright

Ragen does not satisfy the proof of ownership verification requirements of Rule 14a-8(b)(2)(i). Ms. Carpenter has an opportunity to cure this defect. Pursuant to SLB 14F, if the stockholder's broker or bank is not on the DTC's participant list, the stockholder will need to obtain proof of ownership from the DTC participant through which the securities are held. If Ms. Carpenter is unaware of the identity of the DTC participant, Ms. Carpenter should ask McAdams Wright Ragen. If the DTC participant knows McAdams Wright Ragen's holdings, but does not know the Ms. Carpenter's holdings, Ms. Carpenter could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting a second proof of ownership from the DTC participant verifying that, as of December 1, 2011, McAdams Wright Ragen has continuously held 200 shares of the company's common stock for at least one year.

This letter constitutes the company's notification to the stockholder proponent of the procedural deficiency in the proposal pursuant to the requirements of Rule 14a-8(f). Due to the deficiency outlined above, the company will exclude the proposal from the upcoming proxy statement unless the deficiency is cured and you follow the procedures set forth in Rule 14a-8(f)(1). The response curing the deficiency must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notice. Accordingly, if no response curing the deficiency is postmarked or transmitted electronically within 14 calendar days or the response does not actually cure the deficiency, the company will exclude the proposal from the proxy materials. A copy of Rule 14a-8 and SLB 14F have been included with this letter for further clarification.

Although the proposal will not be included in the proxy statement unless the deficiency is cured, we do appreciate your interest in the company's policies. Additionally, even if the procedural defect is cured, the company reserves the right to exclude your proposal on other grounds specified in Rule 14a-8. We are always open to a conversation about our practices and we welcome you to contact us if you have further inquiries.

Very truly yours,

Andrea A. Robinson
Assistant Secretary and Associate General Counsel

Enclosures

OC\1232397 2

[attachment to Deficiency Letter]

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q, or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a–8 and provide you with a copy under Question 10 below, Rule 14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a–6.

[attachment to Deficiency Letter]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

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14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

[attachment to Deficiency Letter]

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full

[attachment to Deficiency Letter]

one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

[attachment to Deficiency Letter]

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

[attachment to Deficiency Letter]

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

[attachment to Deficiency Letter]

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[attachment to Deficiency Letter]

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

 Modified: 10/18/2011